Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF
SKYLINE MEDICAL INC.
(A Delaware Corporation)

Pursuant to Section 242 of the Delaware General Corporation Law, the undersigned, being the Chief Executive Officer of Skyline Medical Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that the following resolutions were adopted by the Corporation’s Board of Directors and its stockholders as hereinafter described:

RESOLVED: Section 4.1 of the Certificate of Incorporation, as amended, of this Corporation is hereby amended and replaced with the following:

4.1 The total number of shares of stock that the Corporation shall have authority to issue is eight million (8,000,000) shares of common stock, having a par value of one cent ($0.01) per share (“Common Stock”); and twenty million (20,000,000) shares of preferred stock, with a par value of one cent ($0.01) per share (“Preferred Stock”).

FURTHER RESOLVED: Section 4 of the Certificate of Incorporation, as amended, of this Corporation is hereby amended by adding the following:

4.5 On the date of effective date and time of this Certificate of Amendment, the Corporation will effect a reverse stock split (the “Reverse Stock Split”) of its outstanding Common Stock pursuant to which every twenty-five (25) issued and outstanding shares of the Corporation’s Common Stock, par value $0.01 (the “Old Common Stock”) shall be reclassified and converted into one (1) validly issued, fully paid and non-assessable shares of Common Stock, par value $0.01 (the “New Common Stock”). Each certificate representing shares of Old Common Stock shall thereafter represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate were reclassified and converted hereby. No fractional shares of the Corporation’s Common Stock shall be issued as a result of the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall issue one whole share in lieu of the fractional share.

FURTHER RESOLVED: That the effective date and time of this Certificate of Amendment shall be October 27, 2016 at 5:00 P.M. New York time.

The foregoing resolution and this Certificate of Amendment were adopted by the Board of Directors of the Corporation pursuant to board resolution approved as of October 26, 2016, in accordance with Section 141 of the Delaware General Corporation Law, and of holders of a majority of the outstanding shares of the Corporation’s voting stock at a meeting of stockholders held on September 15, 2016 in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned, being the Chief Financial Officer of this Corporation, has executed this Certificate of Amendment to the Corporation’s Certificate of Incorporation, as amended, as of October 26, 2016.

Skyline Medical Inc.

By:     ___/s/ Bob Myers_________________

           Bob Myers, Chief Financial Officer